UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.)

HepaLife Technologies, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 42689P104
(CUSIP Number) Richard Rosenblum c/o Harborview Advisors, LLC 850 Third Avenue, Suite 1801 New York, NY 10022 (646) 218-1400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications) May 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42689P104
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Harborview Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 27,981,999
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,981,999
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,981,999
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person PN

CUSIP No. 42689P104
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Harborview Value Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 7,812,499
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,812,499
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,499
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.9%
14	Type of Reporting Person PN

CUSIP No. 42689P104
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Harborview Advisors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New Jersey
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 35,794,498
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,794,498
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,794,498
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person OO

CUSIP No. 42689P104
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Richard Rosenblum
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 35,794,498
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,794,498
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,794,498
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person IN

CUSIP No. 42689P104
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Stefansky
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 35,794,498
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,794,498
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,794,498
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.9%
14	Type of Reporting Person IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of HepaLife Technologies, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 850 Third Avenue, Suite 1801, New York, New York 10022.

Item 2.  Identity and Background.

(a) This statement is being filed jointly by and on behalf of each of Harborview Master Fund, L.P. (“Harborview Master Fund”), Harborview Value Master Fund, L.P. (“Harborview Value Fund”), Harborview Advisors, LLC (“Harborview Advisors”), Richard Rosenblum (“Rosenblum”) and David Stefansky (“Stefansky,” and together with Harborview Master Fund, Harborview Value Fund, Harborview Advisors and Rosenblum, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is c/o Harborview Advisors, LLC, 850 Third Avenue, Suite 1801, New York, New York 10022.

(c) Harborview Master Fund is a limited partnership organized under the laws of the British Virgin Islands and is a private investment partnership.

Harborview Value Fund is a limited partnership organized under the laws of the British Virgin Islands and is a private investment partnership.

Harborview Advisors is a limited liability company organized under the laws of the State of New Jersey and its principal business is to serve as the general partner of Harborview Master Fund and Harborview Value Fund.

Rosenblum and Stefansky are the managing members of Harborview Advisors and have voting and investment power with respect to shares of Common Stock held by Harborview Master Fund, Harborview Value Fund and Harborview Advisors.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d) None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rosenblum and Stefansky are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons did not purchase any shares of Common Stock.  On May 11, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, HT Acquisition Corp., a newly formed, wholly-owned Delaware subsidiary of the Issuer (“Merger Sub”), and AquaMed Technologies, Inc., a privately held Delaware corporation (“AquaMed”). The merger transaction contemplated under the Merger Agreement (the “Merger”) was consummated on May 11, 2010, at which time Merger Sub merged with and into AquaMed, with AquaMed continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Issuer. The filing and acceptance of the certificate of merger with the Secretary of State of the State of Delaware is referred to herein as the “Effective Time” of the Merger.

Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding share of AquaMed common stock, par value $0.001 per share, was cancelled and converted into the right to receive 25 shares of the Issuer’s Common Stock (the “Common Merger Consideration”); each issued and outstanding share of AquaMed Series A Preferred Stock, par value $0.001 per share (the “AquaMed Series A Preferred Stock”), was cancelled and converted into the right to receive 100 shares of the Issuer’s Common Stock (the “Series A Merger Consideration”); and each issued and outstanding share of AquaMed Series B Preferred Stock, par value $0.001 per share (the “AquaMed Series B Preferred Stock”), was cancelled and converted into the right to receive 399.99994 shares of the Issuer’s Common Stock (the “Series B Merger Consideration,” and together with the Common Merger Consideration and the Series A Merger Consideration, the “Merger Consideration”).  As a result, the shares of AquaMed Series A Preferred Stock and AquaMed Series B Preferred Stock owned by Harborview Master Fund were converted into a total of 27,981,999 shares of the Issuer’s Common Stock and the shares of AquaMed Series B Preferred Stock owned by Harborview Value Fund were converted into a total of 7,812,499 shares of the Issuer’s Common Stock.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 4.  Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.  The shares of Common Stock acquired by the Reporting Persons were acquired for investment purposes.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon various factors that are or may become relevant, the Reporting Persons may consider (i) making proposals which relate to or may result in changes in the Board of Directors and/or management of the Issuer; (ii) selling all or part of the securities of the Issuer owned by such Reporting Persons in open market or privately negotiated transactions; (iii) acquiring additional securities of the Issuer in open market or privately negotiated transactions; (iv) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer; (v) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the Issuer; (vi) making a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger; and (vii) one or more combinations of the foregoing.

Any proposals related to the Board of Directors and/or management of the Issuer, open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions or matters may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Item 5.  Interest in Securities of the Issuer.

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). Harborview Value Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Value Fund Shares”). The Harborview Master Fund Shares and the Harborview Value Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund and Harborview Value Fund, and by Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, each of Harborview Value Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Value Fund Shares, and each of Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares and the Harborview Value Fund Shares.

All percentages set forth in this statement are based on 199,694,158 shares of Common Stock outstanding as of May 21, 2010.

(c) Except as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Merger Agreement, the Reporting Persons may not resell the Merger Consideration until the first anniversary of the Effective Time, and not without registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the registration requirements of the Securities Act.

Concurrently with the execution of the Merger Agreement, the Issuer entered into a Stockholder Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) with Harborview Master Fund and certain stockholders signatory thereto, pursuant to which the stockholders signatory thereto agreed to vote their shares of the Issuer’s Common Stock to elect Joseph Sierchio as a Class I director, Rosenblum as a Class II director and Stefansky as a Class III director. In order to implement the terms of the Voting Agreement, each stockholder signatory thereto granted Harborview Master Fund an irrevocable proxy to vote their shares in favor of the election of directors in accordance with the terms of the Voting Agreement.

The Voting Agreement and the rights granted Harborview Master Fund thereunder terminate with respect to any stockholder signatory thereto upon the earlier of: (a) June 30, 2010, (b) on the date that the Issuer’s amended Articles of Incorporation are filed with the Secretary of State of the State of Florida, or (c) the date on which such stockholder no longer beneficially owns any shares of the Issuer’s Common Stock.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Merger Agreement
99.2	Voting Agreement
99.3	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 21, 2010

Harborview Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Value Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Richard Rosenblum

/s/ Richard Rosenblum

David Stefansky

/s/ David Stefansky

EXHIBITS

Exhibit	Description of Exhibit
99.1	Merger Agreement
99.2	Voting Agreement
99.3	Joint Filing Agreement